P.E. 12/19/01

U.S. POST OFFICE
DELAYED

02011867

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED JAN 28 2002 352

**Report of Foreign Issuer**

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

**Information furnished as at December 19, 2001**

**This Report is a Report on Form 6-K filed by Reed International P.L.C.**

REED INTERNATIONAL P.L.C.
(Registrant)

1-13334

**25 Victoria Street**
**LONDON SW1H 0EX**
**ENGLAND**
(Address of principal executive office)

PROCESSED
FEB 01 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .... No ✓

**Schedule of Information contained in this Report**

Notification to the London Stock Exchange concerning the disclosure of interest in voting shares in Reed International P.L.C. by FMR Corp. and its subsidiary Fidelity International Limited.

Ref 2001:RI:SEC/37

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Reed International P.L.C.**
Registrant

.........................................................................

By: S J COWDEN

Title: Company Secretary

Date: December 19, 2001

# REED INTERNATIONAL

Tel: +44(0)20 7227 5652

Fax: +44(0)20 7227 5659

19 December, 2001

**BY FAX: 020 7588 6057**

The London Stock Exchange
Company Announcements Office
LONDON
EC2N 1HP

Dear Sirs

**AVS Security Number: 674420**
**Disclosure of Interest in Voting Shares**

I am writing to inform you that we have received today a notification dated 17 December 2001, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of FMR Corp., and its subsidiary Fidelity International Limited, in the ordinary shares of Reed International P.L.C. is 38,109,840 shares, representing 3.01% of the Company's current issued share capital.

Yours faithfully
for **REED INTERNATIONAL P.L.C.**

S J COWDEN
Company Secretary

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